Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

KeyBanc Capital Markets Technology Leadership Forum

Fireside Chat with Romil Bahl, KORE Wireless President and CEO, and Puneet Pamnani, KORE Wireless CFO, Transcript

August 12, 2021

Brandon Nispel: To the last day of the KeyBanc Capital Markets Technology Leadership Forum. I didn’t want to cover communication services for Keybank. This presentation is a 30 minute fireside chat with KORE Wireless. With us from KORE Wireless. We have Romil Bahl, the President and CEO and Puneet Pamnani, the Chief Financial Officer, gentlemen, welcome.

Romil Bahl: Hey, thanks for having us.

Puneet Pamnani: Thank you.

Brandon Nispel: Absolutely. So why don’t we just start out I think there’s going to be a lot of investors new to KORE. Could you please provide an overview of KORE and just talk a little bit about each of your backgrounds?

Romil Bahl: Yes, certainly. Look, my name is Romil Bahl I’ve been CEO here about three and a half years. This is now my third CEO gig, if you will, started out as a public company CEO a dozen or more years ago, hired a young Chief Strategy Officer by the name of Puneet Pamnani who is now CFO here but has been in fact and there was a company in the middle that was a private equity owned portfolio company in Detroit, which we sort of pivoted towards the connected car and space and learned a lot about IoT. And when we sold that to a strategic buyer in 2017, you know, shortly thereafter, Abry got in touch every is our private equity shop here at KORE and attracted sort of both of us here in quick succession. You know, this is a tremendously exciting asset. What we saw three and a half years ago, almost four years ago, when I was first contacted about KORE was a preeminent global independent IoT connectivity shop. And there was work to be done, company had gone through a period of very transformative, you know, acquisitions, and so forth to create the asset. But if you could see your way through that, the future was bright. And then what got even more exciting was after we arrived, and we talked to our customers, we realized that there was a real opportunity in the Internet of Things to create a more of a one stop shop, what we now call connectivity solutions and analytics. Really, we’ve transformed over the last three years to set ourselves up to be the global independent IoT enabler, more broadly, not just connectivity, just in time for what I’ve been calling the decade of IoT, as we go from 12 billion devices to 75 billion devices and 2030. So that’s the story as short as I can keep it read.

Brandon Nispel: Share with us, your partner in all of this. Why did you decide to partner with Cerebrus? cap? cashback?

Romil Bahl: Yeah, you know, and let me actually bring bring up a couple of slides here since we’re going to start talking about this back and, and some of the faces on this page are why we did it. Right. When you look at the next and Mike’s who, of course, are the CO-CIOs of what serverless is calling it spec franchise, right? We just happened to be the first with a lot. And then when you look at the spec itself, the CEO of this back, Tim, Donahue, he was a legend in the telco space. I mean, you know, started back with McCord and Nextel, he was CEO so that disprin became exact chairman of Sprint Nextel. So just a fantastic guy, and and it’s not just him, turned to the CTO of this back in Estragon correctly will build the network and Verizon and, and on and on and on. So we thought, very credible group in servers, and a great board of advisors on the SPAC itself, many of whom will be board directors going forward. In fact, we’ve asked him to be our chair for at least a year or two, or however long you’ll give us which, which I’m personally very excited about, because he’s a bit of a mentor at this point. So let me now step back for a second, right. It is now over three years ago, when I was brand new at the company that we talked about, for the very first time that going public for KORE made a lot of sense, right? I have public company experience, but if the public company experience so to our CTO, or CHRO, etc. So teams experienced the revenue model with the huge visibility, the 91% recurring revenue. I mean, there is no sort of code volatility and downside type risk in the business that, you know, would make it uncomfortable to be public. And so, you know, so so we thought at some point here, I mean, we were launching a five year transformation where you’re starting to invest significant amounts of money. In fact, we spent about 50 million bucks on the business these last three years. And so we weren’t in a rush to go there. And we were starting to be contacted by SPAC. Most of the time, we sort of said, Yeah, no thanks. You know, we’re okay. But when a really credible partner showed up with true conductivity, knowledge experience to help us understand the industry and connect us. We are we We got interested, we sort of threw our hat in the ring, I thought it might only be one zoom call, because they were looking at over 100 companies to pick their first back partner. Turns out, they, you know, somehow picked us so so here we are.

Brandon Nispel: So maybe help us understand the transaction. And once once you go public, what will be the main use of proceeds and your plans for capital allocation?

Romil Bahl: Yeah, absolutely. So the so some of the details are on the page here. And I might flick a couple more pages as we go. But, you know, simply put, we expect the transaction to close in q3, as we’ve always said, might be towards the latter part of q3 and the earlier part, just given how backed up the SEC is with everything, but they’ve been great to work with really, really good reviews and diligence. Our third round got us just one question and comment which we’ve submitted back. So we think we’re in good shape for September. You can see the valuation, here’s what I’d say is the most important part of this question that you’ve asked. We are not taking $1 off the table as, as private equity owners, original KORE founders, us in management, not $1, right? Every dollar from the SPAC and from the pipe, which by the way, we upsize because we were over to work so oversubscribed is going to pay down debt. In our world today. Our preferred equity tranche is very, I’ll say, debt, like, you know, is sort of an instrument. And so if you add that into our senior debt, we’re at about nine or nine and a half times if you’ve been, you know, levered, we’re gonna bring that down to 1.7, right after we’re done here. And that’s going to be a relief, but it’ll really give us the financial flexibility and the public currency and everything else to now accelerate with m&a on a strategy that we’ve now proven over the last two or three years that customers love and growth is starting to occur again. And so that’s, you know, that’s really, I think, the bulk of the question you asked, Brandon, I mean, there’s another page in here that sort of has some of the valuations. But I’ll leave that up there for your viewers to look at. Well, you asked me the next one.

Brandon Nispel: What about from a public company? comparable perspective? Who do you view as your closest peers that are public already?

Romil Bahl: Yeah, look, it’s, it turned out to be a rather difficult question to answer, right. There are some slides in the back here that that, you know, our friends the bankers helped. And then maybe I’ll just point to them. There was the, quote, pure play IoT guys there on the left, as you can see, and then the communication SAS guys on the right. After looking at the IoT type players, because some of them have hardware and other you know, characteristics, which of course, we don’t, really the right side, which is, you know, shadid was was where we ended up kind of feeling, or, you know, I mean, like, I think somebody’s called us the Twilio of IoT pretty early on in our process. And I think that’s largely undeserved today for us. But at the same token, it captures our aspiration set pretty darn well, you know, Twilio started with a SMS text asset. And hit a, you know, gold seam with two factor authentication. And all the other ways text is us. And I’ve really built a nice business. We’re starting with an IoT conductivity asset 44, back end integrations into cellular networks all over the world, through which I can get to 600 other carriers and connect you in 190 countries in the world. And you can come to one screen, right, as opposed to dealing with hundreds of potential carrier partners, satellite partners, unlicensed and Laura. So we think we’re brilliantly positioned again for the next 10 or 15 years as we become a truly connected planet.

Brandon Nispel: Well, let’s, let’s move to that a little bit more. Let’s talk about the marketplace, which gets you so excited. The key trends that define that marketplace, what’s the size of the market? And really your positioning in the market?

Romil Bahl: Well, let me answer the positioning real quickly, just because it’s the slide before and, and you know, depending on where your questions take us, there’s, there’s there’s even a real case study and so forth. That makes all this much, much more real. But you know, what we now say, of course, is what we do is deploy, manage and scale our customers IoT solution. So no matter what your IoT solution is, you could be a fleet management provider, you could be a remote patient monitoring. You know, provider, I’m actually at HHIMS. In Las Vegas, this week, connected health emerged as our largest vertical, over a third of our business last year as this 18 months of this pandemic is has just exploded. I mean, we’ve had more than 18 years of growth and acceleration and adoption and innovation and Healthcare over the last 18 months, and like I said, you know, fleet, telematics where IoT started was our largest. And now health is our largest and the industrial is coming. Asset monitoring is coming with 2530 35% caters over the next few years as these industries adopt IoT. And so we feel like, very uniquely positioned across connectivity solutions and analytics, we bring these partners to bear, we make the solution work. It’s not about doing everything ourselves. Obviously, the networks are virus, right, we bring world class network, so the horizons of the Vodafone’s of the world, to our customers. So some people think well, aren’t those your competition as well? And yeah, I mean, in a very narrow sense of who was a conductivity only one region only one carrier only type of business? Maybe there could be a competitive dynamic there. But frankly, very few times do we actually go head to head in those sorts of situations are in our value prop is the more complexity that we can simplify the better. So So now let’s talk about the market. Shorter, $400 billion, is where the last decade ended, 2020 are largely disappointing decade in the world of IoT, people thought we’d get to about 20 billion devices at the end of 2020. In 2015, that looked like just an utter complete, you know, dream that was not going to be fulfilled. But we got our act together. The second half of the last decade, we got our act together, we got up to about 12 billion devices, which is not bad. We’ve learned a lot. And companies like or position ourselves as the place to you can come and start. And really, you know, as I like to say, shorten your time to market with an effective solution from 18 to 24 months to 18 to 24 weeks, right? That’s the value proposition that we bring someone who wants to launch an IoT solution, digital transformation out to the edge, even if you’re just applying IoT to yourself. But what’s really staggering is the next decade, right? As we’ve figured things out, our PLCs. And our pilots are now behind us, we’ve learned some things, companies are now getting ready to go global companies now have strategies to make sure every product they manufacture is going to be connected, no matter where it goes in the world. If you ship to 30 4050 countries, you can see how the complexity just you know, grows. And so we’re positioned to help them do that. The 18 90% kegger through the 2025 is not bad. The 50% kegger from 2020 by 2030 will catch your eye. That’s 5g power, right? We believe that in the next three years, I’m not a hype guy, the next three years years, you know, 5g will be ripe for IoT, certainly by 2025. We’re gonna see a lot of deployments in IoT. But you know, we won’t take our customers there before, before it’s ready. So how does that manifest itself, that market is $7 trillion manifest itself and 75 billion IoT devices, and 16 billion consumer, and those 75 billion devices have to be connected. If they’re not connected. There’s no data flowing, there is no Internet of Things, right? About half of them. So today, short range is a very big part of the mix of the 12 billion today. But as 4g and 5g grow as satellite and unlicensed spectrum, and Laura has our bet there grows, we’ve, you know, our services aligned really well with this market, our conductivity as a service or conductivity, enablement services. And then of course, all our newer services, you know, the stuff we’ve just added over the last three years, which is now about a fourth of our business. That applies to all 75 billion devices, and powered by ECM and there’ll be Wi Fi and 5g. That’s the that’s the decade we’re excited about.

Brandon Nispel: One of the things that you mentioned that that was interesting was your carrier integrations, maybe talk to us about the elements that make up, you know, your competitive moat that you see in the business.

Romil Bahl: Yeah. So you know, the, the bullets here on the left can be read as easily as I can talk to them. But let me just say a couple of things about the pages as folks look at this, right. So first of all, the use cases on the right, are meant to indicate that just about anything that’s connected, is in scope for us, right. So this isn’t, you know, IoT is not some big fancy thing of the future. On the differentiators, specifically, the 44 carrier integrations, each takes 18 to 24 months. That’s negotiation contract, getting the project done all the delays that typically happen. That’s just how long it takes. It can cost a million or 2 million to integrate the carrier. And that’s just on our site, the cost of our site, right. Quite honestly, the way this industry was built, you know, a little KORE started in Canada with Rogers zoning. And that’s how most companies are, right? A little company in Chile works with the local carrier and is their front end for him to have an IoT. Because it’s a much more complex platform than the network guys have for their phones. I mean, this is a remarkably simple device to manage. And oh, by the way, maybe you have a family plan like we do, my wife and two daughters, we have a four phone plan. And by the way, that, you know, it’s either on or off this two states that the phone is in, if you will compare that to 10s of 1000s, hundreds of 1000s of devices that our customers are managing all over the place, managing between eight and nine different states that those devices can be in. It’s just a much more complex platform. And so that’s what these players bring in the platform, and they hooked up with a character. Well, I haven’t gone about the inorganic activity that transformational half a dozen acquisitions that happened between 2012 and 2016. Right, there’s no chance we’d have that asset that I talked about that that IoT connect7ivity assets that we’re starting to invest over 30 50 million bucks, we spent the last three years until all this tech around our ECM tag, our coordinate work, tech stack, and of course, our conductivity pro service on the KORE one platform. And we think this gives us just a tremendous, tremendous differentiated if you will, competitive mode, by itself. And now you add what we’ve added here in KORE three dot o into which is the array as I refer to it now, which is we’re saying not just conductivity, but also all these IoT managed services and analytics services. And some of the differentiators are that are listed here. I mean, that can help get you can’t touch a medical device, if you don’t have ISO 134 and five certification, we just passed our audit in our logistics center last week. And so, you know, so that’s very differentiated, and then put it all together, just the fact that you can all get it all in one place, instead of having 18 partners on average, which is what an enterprise on average needs to put together an end to end IoT solution, you can you can start with one start with core, that in itself becomes another differentiator, another level there. So we feel pretty good about how we’re positioned, but equally, we will stay, you know, we will stay so careful, we will, we will, we will watch what’s emerging. And hopefully we allow you to innovate and stay ahead. Really good overnight.

Brandon Nispel: Can you talk about your go to market strategy? Who are your top customers? Are you selling direct indirect things of that nature?

Romil Bahl: Sure. So, you know, maybe when I’ll just this is actually our largest customer, their cardiac rhythm monitoring, use case within remote patient monitoring, right. So those of you who have family loved ones who might have a pacemaker, or in my dad’s case, he just has a little monitor, device that’s that’s in here, something has to get that data off of, you know, the patterns of the heart, if you will. And that’s something is a gateway or hardware monitor, typically is held by the bedside. Because no matter where else you walk around in the day, and the Bluetooth is 2025 feet type range, effectively, you’re probably going to spend 5678 hours in your bed or around your bedroom. And so that’s where usually these things sit. But then something has to get that data back in a highly secure data privacy, HIPAA kind of way to health cloud, and then get to the physician portals. This entire solution set we’ve been working on with this customer for a little over 11 years, that growing at about 20% a year, we got to almost a million subscribers. Last year, they’ll get over a million this year. And so our KORE connectivity business, the cash business, the right side of this page, if you will, is a little over 8 million bucks. The left side of the page is these newer services I’m talking about when when the connectivity device comes to us and we test it, we make sure the right firmware software is on and we inserted sim we make sure it can connect where it’s going. We staged it, we get it, we lock it down with MDM, mobile device management technology, ship it out, that adds up a lot faster than then connectivity, which obviously the ARPU is aren’t aren’t big. And so the left side of this page last year was a little over 23 million, right. And so that kind of just gives you that connectivity solutions analytics field and the revenue levers and equally for this customer. Adopting IoT is really easy. They send us a PL, and they say, here’s how many I expect next quarter. That’s it. No, we got it, no matter where we shipped from 57 countries. We got data last year, or last quarter from 109 countries because turns out people move and take their pacemakers with them. So that just gives you an idea of the kinds of customers we’re serving. And that if I just broaden that across connected health, which Ben and I said is their largest industry. Look at these blue segments down here, right? So CRM is a very big element of remote patient monitoring, but so is every other chronic disease, diabetes and continuous glucose monitoring, right COPD and breathing, and you just keep going. And there is literally an RPM company being launched a day, every day, right. And there’s hundreds of games this week. It’s just right. And everybody is trying to solve the same problems. And we’re putting in place even pre configured solutions that these guys can adopt and put their secret sauce on. So long story short, oh, clinical trials, only about 10% clinical trials, we’re using technology. Now. Nobody wants to go into a clinic, you want to run a really effective drug trial. 80 countries over the next three years, can’t do it without technology without sending devices are gathering data, bringing the devices back cleansing it again, we do all of that, uniquely. And so, you know, look, there’s a $414 million financial target that we forecast out there for 2025. We call that our base case, our upside case, what we’re really going after, with m&a with inorganic activity is closer to a billion dollars. In that upside case, world, we think health alone can be a $300 million industry. And that’s what our CEO of connected health, Brian Lubell, that’s what he thinks his job is, right. And now to your go to market point, I come up to the five industries we’re focused, I talked about fleet being our largest, you know, many ways the most mature in IoT connected health. And then you see these new industries coming. In each of these industry areas. We’re launching industry practices with people that really know that industry, right? Our health guys don’t walk or I mean, I didn’t use the word IoT, once in the five or six meetings I had yesterday at the conference, right? The customers doing continuous glucose monitoring, or whatever they’re doing, right. And so you need people that have that can be a trusted adviser that know their industry that know the use case and know the customer. And so we will build out more experts focused on those use cases. And then of course, we’ll always be able to sell conductivity and other of our horizontal services the way we always have direct indirect and that channels. I mean, look, I’d like 6000 people selling for us, we think about five channels, wholesale customers, agents, Master agents, the ecosystem itself, right when I’m bringing in devices for our customers use cases and to solve their problems off the shelf from the disease and cradle points and other partners. Well, they bring us in right balance of trade, they bring us in as a good partner, consultants and si shops, right, when you stop with PowerPoint, and actually need to build something that will work, you know, you saw the show up with KORE. And then finally, the hyper scalars, we’re making really good traction with one of the three but we’re talking to all three. And so I think as that indirect channel growth, path to market matures, that’ll pay off in spades for us as well.

Brandon Nispel: All right. As opposed to following up on that, I wanted to ask about the competitive landscape. Who are you? Who are you guys competing with? And you talked a lot about differentiation already. So I think it’ll be more helpful to see who else you compete with.

Romil Bahl: Yeah, so look, so again, back to this chart, right? I mean, there’s, there’s nobody that saying one stop shop. There’s nobody that saying it in a box. There’s nobody that saying connectivity solutions, analytics. I mean, there’s just nobody doing that right now. That could change and somebody could come after that. Right. Or, you know, Twilio could say, we’re really going to get into this business, well, might just be easier for them to buy us rather than build it from scratch, given that it’s taking us 1819 years to do it. But the point is, you know, we will, you know, obviously remain very observant in the marketplace. And you know, sort of stay ahead like I’ve said before, but so who do we compete with? If it’s a con activity only RFP, let’s say it’s a very large enterprise like General Motors for its connected car program. And they put an RFP for connectivity only in the United States right. Now Verizon and at&t and T Mobile everybody wants to compete. We’re not even know that our sales guys compete, we will decline that RFP just makes no sense, right? They own the network’s they can price it as whatever they want. They want to just for the brand to be seen to be able to say we have the connected car program. I have no interest in that. I want economics. You dealt with all three carriers because you’re going to go for a nationwide deployment, you’re going to three countries and need seven carriers. Now, they can’t even compete. So So who really is the competitor that look, there’s a couple of companies that have taken a page out of the average KORE playbook. There’s wireless logic, which was sold for about 25 times EBIT, da Gosh, three years ago maybe to a private equity shop and they’ve done a series of acquisitions. Sort of like the KORE playbook. But there are European player, they’re about half our size. They don’t really have any presence in America. So I don’t, I don’t view them as a global Connect connectivity play. But there’s players like that. And there may be, you know, a couple of other regional players that are starting to consolidate and provide more of that one stop shop for connectivity. But they have to get there on connectivity. And then they have to add our IoT services and our analytics. And we again, continue to out innovate. So right now ran and I mean, I don’t see a competitor in you know, that I see all the time. You see all of these people some of the time.

Brandon Nispel: With our last about five minutes, let’s talk about the financial model. Yeah, I love that. You have about 200 million to set up sales today. What are the guyver reaching towards your goal of think you’ve laid out a goal of 414 million, it’s more than doubled by 2025? Is this driven by volume pricing contract link, maybe help us understand how you’re going to get there.

Romil Bahl: So I’m going to say a couple of things as people eyeball this chart, that are really important to understand about our business, right? First is why is it 91% recurring revenue in 2020? Right? Well, it’s because the business is just tremendously sticky. When the contract lifestyle, a customer may sign a two year contract or a three year contract. But when they start deploying devices, or when we start deploying devices on their behalf with with SIMs and connectivity, there now is no cost or sort of business case, to ever replace that sim from that device, that device has gone out wherever it’s gone to spin installed, the cost of a truck roll as we call it in the industry to get out there and make that change of that Sim, can be $100 can be as much as $200, depending on how much work needs to be done to crack open the device and get the SIM card out. To save 20 cents a month or whatever, on an ARPU, you’re not going to go do that right, you’re only going to do that if for some reason they’ve got activity itself failed, or something else happened. So the lifetime of that device, seven to 10 years on average, by the way that device lifetime is going up. As battery power gets better as our use of low power type devices gets better lifestyle, times of these devices will grow to 12 years and 15 years. And so that’s where we get our stickiness from right, you get the same out there. And it’s going to give you a revenue for 10 1215 years, we have some customers that left us back during those traumatic transformational integration times when the six acquisitions happened over a few years back through 2016. But even I arrived in 2018. And we did some analyses. And we said, there’s a whole cohort of customers that decided to stop doing business with KORE for whatever reason, back then, we call them our one time churn customer. Because it was sort of a one time event at that point, and I’m still counting revenue from them. That’s how sticky this business is. They decided to leave us 4567 years ago, and they’re still going to be $5 million from these guys next year. And it obviously represents a bit of a hole for us, right. So if it’s 50, in this year, five next year, that’s a $10 million hole I got to fill before I grow. As that problem goes out of the system. My higher growth rates for the next few years after that look a heck of a lot more achievable. Couple of other proof points. Our existing customer base is growing at an average of 20%. They’re all an exciting IoT space. They’re growing at about 20%. So if you go to this page, which sort of breaks out orange for the conductivity as a service, business and green for the solutions business, this 14% up here should be a layer bread. If my customers are growing at 20, I just keep them and we got turned down to less than 1% last year, we think we can keep it there. You know, I should actually be growing 20% we would say well, it’s a conservative guy, he took 6% price decline, just in case our pools continue to decline in LTE Lan, on a per megabyte basis 6% down. So we’ve very conservatively said 14% we think there’s upside here. I mean, largely there’s no new customer growth in here. It’s largely existing. So that’s one upside. The other upside is if our pools just flattened if they start going up, and by the way, the cost per Meg may still go down, but our pools could go up because you start to use a 50 meg plan or 100 meg plan or you go to Video like video telematics and fleet you’re using a gigabyte plan. That’s a lot more dollars right of our pool and therefore revenue for us. So hopefully you’re seeing the conservatism in the base case here. We like to, you know, we’d like to sort of under promise over deliver and and 2021 as well. Whole. I mean, if you saw our results from q1, it was a record for it to one for us a little over 55 million if you just multiply that by four, I’m already beating this year. And by the way, that’s seasonally, my lowest, my lowest quarter. Right. So anyway, that’s just sort of how we think about it.

Brandon Nispel: I’ve really enjoyed it. But we’re out of time I pass it back to you for maybe closing thoughts.

Romil Bahl: Yeah, I look, I’ll just say, first of all, thanks for having us. Of course. You know, we look forward to the relationship here. I would ask that, that your investor base, who some of whom might be like, hey, once they go public is when we’ll pay attention. But you should look for a press release in the next few days, where we hopefully, you know, an awkward showcase. Being active on RS four with the SEC is approval. And that will start the clock, you know, three ish weeks to the shareholder vote, and we look forward to talking to many of you thereafter. Brandon generis.

Brandon Nispel: Yeah, thank you for joining us, everybody.

Important Information and Where to Find It

This communication references the proposed merger transaction announced previously involving CTAC and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This communication, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this communication. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.